U. S. SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D. C.  20549


                             FORM 12b-25

                     NOTIFICATION OF LATE FILING

                             (Check One)

  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

  For Period Ended:   December 31, 1999
                      ---------------------------------------------------

  [ ]  Transition Report on Form 10-K
  [ ]  Transition Report on Form 20-F
  [ ]  Transition Report on Form 11-K
  [ ]  Transition Report on Form 10-Q
  [ ]  Transition Report on Form N-SAR
  For the Transition Period Ended:
  _______________________________________________________________________

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
  _______________________________________________________________________

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: The notification relates to the entire Annual Report on Form 10-K.
  _______________________________________________________________________

  PART I  -  REGISTRANT INFORMATION
  _______________________________________________________________________


       Full Name of Registrant:      Stevens International, Inc.
                                     ------------------------------------
       Former Name if Applicable:    Stevens Graphics Corporation
                                     ------------------------------------

       5700 E. Belknap Street
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       Address of Principal Executive Office (Street and Number)

       Fort Worth, Texas 76117
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       City, State and Zip Code

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                             No Exhibit Index
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  _______________________________________________________________________
  PART II  -  RULES 12b-25   (b) AND (c)
  _______________________________________________________________________

  If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  _____________________________________________________________________

  PART III  -  NARRATIVE
  ______________________________________________________________________

       During 1999 and 2000 the Company has had continuing liquidity difficulties, and has been unable to meet many of its obligations in a timely manner. Further, the Company is in default of several covenants relating to its Senior Bank debt due June 2001. Negotiations are underway to obtain appropriate default waivers from the Company's Senior Bank lender. The Company has been attempting to raise working capital through a private placement of $1 million of 10% Convertible Subordinated Notes due March 31, 2003 ("the Notes"). The Notes are convertible to Series A Common Stock at the rate of $0.50 per share. This transaction has not closed but various negotiations and discussions to date indicate that it will close on or about March 31, 2000.

       There is potential dilution to existing shareholders as a result of the potential conversion of the Notes to 2,000,000 shares of Series A Common Stock. Should the Notes be sold and converted these shareholders would own approximately 17% of the outstanding stock of the Company. The Company believes that this transaction will close in the next ten days.

       Further, unless the Company's senior bank lenders waive the defaults on certain loan covenants, the Company may have to characterize its senior bank obligations as current liabilities. Because of the magnitude of the potential impact of the Notes on the Company and its shareholders, the expected timing of the transaction and the significant time commitments required of management to pursue these matters and the resulting impact they will have on the Company's financial statements, the Company believes, that the information required to be filed in the subject annual report is not available without unreasonable effort or expense.
  _______________________________________________________________________

  PART IV  -  OTHER INFORMATION
  _______________________________________________________________________

       (1) Name and telephone number of person to contact in regard to this notification.

       George A. Wiederaenders           817           831-3911
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             (Name)                  (Area Code)    (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X]    Yes          [ ]    No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                [X}    Yes          [ ]    No

  If  so:  attach  an  explanation   of  the  anticipated  change,   both
  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Change in Results of Operations. The Company's sales for 1999 decreased by $11.1 million compared to 1998 while preliminary and estimated gross profit decreased by approximately $1 million compared to gross profit in 1998. The Company's preliminary and estimated loss before extraordinary items in 1999 was approximately $4.28 million compared to a loss before extraordinary items of $3.4 million in 1998. The 1999 loss included a loss on sale of SSMI, its French repair and service company, of approximately $1.6 million. SSMI was sold in January 2000. Net income in 1998 was $7.8 million as a result of a gain on early extinguishment of debt of $11.2 million. See Part III of this Form 12b-25.

  Pursuant to the requirements of the Securities Exchange Act of 1934, Stevens International, Inc. duly causes this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                     STEVENS INTERNATIONAL, INC.

  Date:  March 28, 2000            By: /s/ George A. Wiederaenders
         --------------                ---------------------------
                                       George A. Wiederaenders
                                       Vice President, Treasurer, and
                                       Chief Accounting Officer